Exhibit 1.02

Pericom Semiconductor Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD disclosing this determination and describing the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), as an exhibit to its Form SD report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are DRC conflict undeterminable in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

This report has been prepared by Pericom Semiconductor Corporation (herein referred to as “Pericom” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Pericom designs, manufactures and markets integrated circuit (“IC”) and frequency-control products (“FCP”) for the electronics industry. We have approximately 950 employees worldwide and maintain sales and distribution operations across the United States, Europe and Asia. We were incorporated in California in 1990. Our principal executive offices are located at 1545 Barber Lane, Milpitas, CA 95035.

Supply Chain Overview

In order to manage the scope of this task, Pericom relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated the responsible sourcing of minerals requirement with our Supply Chain Policy. Our suppliers are expected to provide the 3TG sourcing information to us per this policy.

We contacted our suppliers and conducted supplier training sessions designed to educate our suppliers regarding the relevant, emerging SEC requirements and Pericom’s due diligence expectations.

In addition, Pericom has performed a thorough analysis of our product components and the role suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and contacting our current suppliers who provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”), and launched our conflict minerals due diligence communication survey to these suppliers beginning in 2011.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that conflict minerals can be found in Pericom’s IC and FCP products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1. Pericom conducted a reasonable country of origin inquiry (“RCOI”) designed to include all suppliers that supplied parts or materials containing conflict minerals and were necessary to the functionality or production of our products.

Despite having conducted a good faith reasonable country of origin inquiry, Pericom has concluded that our supply chain remains DRC conflict undeterminable. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products, as many of the smelters used by our suppliers or sub-suppliers have not yet completed the process to enable them to be designated as a Conflict-Free Smelter (“CFS”).

Using our supply chain due diligence processes, emphasizing accountability within the supply chain through the use of the industry standard CFSI/CFS program, and continuing our outreach efforts, we expect the remaining smelters in our supply chain will achieve CFS status.

Due Diligence Process

There has been increased awareness regarding the human rights violations in the mining of certain minerals from an area known as the “Conflict Region”; the DRC and surrounding countries. Through the Dodd-Frank Act, publically traded companies have been chartered to practice reasonable due diligence with their supply chain to determine if conflict minerals used in their products are being sourced from mines controlled by non-government or unlawful military groups within the Conflict Region.

Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. Pericom looks to industry guidelines to help establish its programs such as the joint Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) which is taking action to address responsible sourcing through the development of the CFS program aiming to enable companies to source conflict-free minerals.

We have developed a strategy to support the objectives of the U.S. regulations on the supply of conflict minerals. Our commitment includes:

1.	Maintaining policies toward preventing the use of conflict minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region.
2.	Not knowingly procuring specified minerals that originate from facilities in the Conflict Region that are not certified as conflict free.
3.	Expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

Pericom believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product. If we determine that any of the components of our products contain minerals from a mine or facility that is not conflict free, we will work towards transitioning to products that are conflict free.

Pericom has established a Supply Chain Policy which is posted on our website. The Supply Chain Policy includes a mechanism for escalating any issues and concerns associated with non-responsive or problematic responses to our RCOI.

We conducted a survey of Pericom’s active suppliers described above using the template developed jointly by the companies of EICC and the GeSI, known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

At the outset of our RCOI, Pericom surveyed our component and outsourced manufacturing supply chain. During the process of our review, Pericom identified 22 direct suppliers who supplied parts or materials that contained conflict minerals. These suppliers provided lists of the refiners or smelters (herein referred to as “smelters”) they used. We have relied on these supplier responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and the requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, we have determined that the smelters we gathered from our supply chain represent the most reasonable known mine-of-origin information available. Pericom also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the known and conflict free lists of sourced metals.

At Pericom, we adopted the CFSI’s industry approach and traced back the origin of 3TG by identifying smelters and scrap supplier sources. Pericom utilized CFSI and its CFS program to trace the mine of origin of the 3TG to the ore level. The CFS program audits smelters to ensure that all certified smelters only use ores that are conflict free from the DRC and covered countries.

As the result of our due diligence survey, we reviewed the aggregated smelter list provided by our suppliers to remove duplicate entries. After this review, 60 smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program. Of the 60 smelters, 39 are on the list of CFSI's certified conflict-free smelters. With respect to the remaining 21 smelters, the CFSI has not provided an opinion as to whether or not the minerals procured from these smelters originate from the DRC or surrounding countries.

Additional Risk Factors

The statements included in this Conflict Minerals Report are based on the RCOI process and due diligence performed in good faith by Pericom. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect our declaration.

These factors include, but are not limited to: (i) gaps in supplier or smelter data; (ii) errors or omissions by suppliers or smelters; (iii) the definition of a smelter was not finalized at the end of the 2013 reporting period; (iv) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rules; (v) all instances of conflict minerals necessary to the functionality or manufacturing of our products may not yet have been identified; (vi) timeliness of data received from our suppliers; (vii) there may be errors in publicly available information; (viii) language barriers or errors in translation could lead to inaccurate information; (ix) many suppliers and smelters are unfamiliar with the diligence process and information required to be provided due to this new regulation, which could lead to inaccurate responses; (x) there could be oversights or errors in conflict free smelter audits; (xi) materials sourced from the Covered Countries could be inaccurately declared secondary materials; (xii) certification programs are not equally advanced for all industry segments and metals; and (xiii) smuggling of DRC conflict minerals outside the Covered Countries may make identification of their origin more difficult.

This Specialized Disclosure Report on Form SD contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s actions and the results of those actions may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to conflict minerals; (b) the ability of our direct suppliers and smelters to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all; (d) the ability of certified smelters to meet demand for raw materials; and (e) limits on our ability to unilaterally influence supplier behavior. These forward-looking statements are made as of the date hereof and the Company assumes no obligation to update such statements.